SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of AUGUST 2002

HIGHWOOD RESOURCES LTD.

Suite 715, 734 - 7th Avenue SW
Calgary, Alberta Canada T2P 3P8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHWOOD
RESOURCES LTD.

S. Michalewicz

Stefan M. Michalewicz
Manager, Corporate Reporting

Dated: 03 September 2002

HIGHWOOD RESOURCES LTD.

Dynatec

FOR IMMEDIATE RELEASE: FRIDAY, AUGUST 30, 2002

Highwood to Reorganize to Create New Exploration and Development Company

Shareholders to Receive Thor Lake and Mikwam Properties

Toronto, August 30, 2002 - Highwood Resources Ltd. (TSX - HWD) and Dynatec Corporation (TSX - DY) are pleased to announce that they have agreed to present to the shareholders of Highwood for their approval a plan of arrangement under which the shares of Highwood, other than those held by Dynatec, will be exchanged for 100 percent of the shares of a newly-created company ("Thor Lake Newco") which will:

(i) own the Thor Lake, Mikwam and certain other property interests of Highwood;
(ii) be debt free with $1.75 million in cash which will be contributed by Dynatec; and
(iii) be listed on the TSX Venture Exchange.

Highwood itself, with its remaining industrial minerals businesses and liabilities (including all amounts owing to its principal lender and Dynatec), will become a wholly-owned subsidiary of Dynatec. Dynatec currently owns 42.5 percent of the shares of Highwood.

Thor Lake Newco will provide shareholders with 100 percent ownership of Highwood's Thor Lake property located 100km southeast of Yellowknife, Northwest Territories. The Thor Lake property is a world class beryllium deposit with substantial resources of other rare metals including tantalum, niobium and zirconium. Thor Lake Newco will also own a 59.88 percent interest in the Mikwam Joint Venture, a gold prospect located 160 km north of Timmins, Ontario. The balance of the Mikwam Joint Venture is held by Newmont Mining Corporation and Freewest Resources Canada Inc. With $1.75 million in cash and no debt, Thor Lake Newco management will be able to focus on advancing the Thor Lake and Mikwam projects through feasibility studies toward production decisions.

All monies owed by Highwood to its principal lender are due and payable in full on September 30, 2002. In addition to the approximately $2.4 million in operating lines and term debt owed to the principal lender, Highwood also owes Dynatec approximately $1.1 million. Highwood intends to seek an extension of the date for repayment of the amounts due to the principal lender and Dynatec which will be required in order to permit the completion of the transaction.

The transaction will be subject to applicable regulatory approval and will be completed as a Court-approved Plan of Arrangement. It is anticipated that due diligence and final transaction agreements will be completed prior to the end of September. Highwood will then mail an information circular to its shareholders detailing the plan of arrangement and convene a special meeting of shareholders to consider the transaction.

The Board of Directors of Highwood has appointed a Special Independent Committee to consider the transaction. The Special Committee has engaged Northern Securities Inc. to provide financial advice and valuations and a fairness opinion in connection with the transaction. Dynatec's financial advisor is National Bank Financial.

About Highwood

Highwood Resources Ltd. is a Canadian processing and manufacturing company that supplies high-value industrial mineral products to paint and chemical markets throughout the world. The Company has mining and processing facilities in North America and Southeast Asia and markets barite, talc, silica, gypsum, dolomite and zeolite products through an extensive distribution network.

About Dynatec

Dynatec Corporation is a leading international provider of mining services, drilling services and metallurgical technologies. The Company is focused on increasingly applying its mineral expertise on its own behalf, and is actively seeking ownership interests in mining properties.

Contacts

Highwood Resources Ltd.
Garry Lynkowski, Chairman
Special Committee of the Board of Directors
Tel: 780-721-3394
Fax: 780-440-1816
Email: glynkowski@remingtontire.com

Dynatec Corporation
Bruce V. Walter, Vice-Chairman
Tel: 905-780-1980
Fax: 905-780-1880
Email: walter@dynatec.ca

Northern Securities Inc.
Rick Vernon, V-P, Head of Investment Banking
Tel: 416-644-8119
Fax: 416-644-0271
Email: rvernon@northernsi.com

National Bank Financial
John Lydall, Managing Director
Tel: 416-869-6663
Fax: 416-869-8013
Email: john.lydall@nbfinancial.com

Ciris International Inc.
Robin Sundstrom
Tel: 416-368-8770
Fax: 416-368-5122
Email: robins@cirisint.com